

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2024

W. Marc Hertz, Ph.D
President and Chief Executive Officer
GRI Bio, Inc.
2223 Avenida de la Playa, #208
La Jolla, CA 92037

Re: GRI Bio, Inc.
    Registration Statement on Form S-3
    Filed May 10, 2024
    File No. 333-279348

Dear W. Marc Hertz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jason Miller, Esq.